================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )
                             _______________________

                              OPEN TEXT CORPORATION
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)


                                    683715106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                FEBRUARY 5, 2004
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

---------------------                                       --------------------
683715106                                                         Page  2 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  3 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  4 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  5 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  6 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  7 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  8 of 20
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  3,846,084
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  3,846,084
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,846,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
683715106                                                         Page  9 of 20
---------------------                                       --------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D is filed by the undersigned and relates to the common shares, no par value (the "Shares"), of Open Text Corporation, an Ontario corporation (the "Company"). The address of the principal executive office of the Company is 185 Columbia Street West, Waterloo, Ontario, Canada N2L 5Z5.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership ("GAP LP"), GAP (Bermuda) Limited, a Bermuda exempted company ("GAP Bermuda GenPar"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP LP, GAP Bermuda GenPar, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than GAP LP, GAP Bermuda GenPar, KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP LP and GAP Bermuda GenPar are located at Clarendon House, Church Street, Hamilton HM 11, Bermuda. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

---------------------                                       --------------------
683715106                                                         Page 10 of 20
---------------------                                       --------------------


                  The general partner of GAP LP is GAP Bermuda GenPar. GAP is the sole member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Philip P. Trahanas, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than certain managing members) are the general partners of GAPCO II. Each of the GAP Managing Members is a director and a Vice President of GAP Bermuda GenPar, except for Mr. Denning, who is a director and the President of GAP Bermuda GenPar. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Messrs. Currie and Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue, N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

---------------------                                       --------------------
683715106                                                         Page 11 of 20
---------------------                                       --------------------


                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Business Combination Agreement, dated October 20, 2003, entered into between the Company and Ixos Software AG, a German stock corporation ("Ixos"), the Company, through its wholly-owned subsidiary 2016091 Ontario, Inc. (the "Acquisition Subsidiary"), launched a tender offer for the outstanding bearer ordinary shares of Ixos (the "Tender Offer"). The Company offered for each bearer ordinary share of Ixos a consideration of (euro) 9.00 in cash or, alternatively, at the option of the tendering shareholder, 0.522 Share and warrants to purchase 0.1484 Shares at an exercise price of $20.75 per Share for up to one year after the closing of the Tender Offer (the "Share and Warrant Consideration"). GAP LP, GapStar, GAPCO II and KG were shareholders of Ixos and tendered their bearer ordinary shares of Ixos for the Share and Warrant Consideration. On February 5, 2004, the Company, through the Acquisition Subsidiary, accepted for payment the bearer ordinary shares of Ixos tendered by GAP LP, GapStar, GAPCO II and KG.

                  GAP LP, GapStar, GAPCO II and KG are receiving 2,600,676 Shares and warrants to purchase 739,349 Shares, 194,422 Shares and warrants to purchase 55,272

---------------------                                       --------------------
683715106                                                         Page 12 of 20
---------------------                                       --------------------


Shares, 195,430 Shares and warrants to purchase 55,559 Shares, and 4,186 Shares and warrants to purchase 1,190 Shares, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

                  GAP LP, GapStar, GAPCO II and KG acquired the Shares for investment purposes and the Reporting Persons hold Shares for investment purposes. From time to time, the Reporting Persons may acquire additional Shares and warrants to purchase Shares or dispose of some or all of the Shares or warrants to purchase Shares owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP LP, GapStar, GAPCO II, KG and GmbH Management each own of record no Shares, 3,340,025 Shares (including warrants to purchase 739,349 Shares), 249,694 Shares (including warrants to purchase 55,272 Shares), 250,989 Shares (including warrants to purchase 55,559 Shares), 5,376 Shares (including warrants to purchase 1,190 Shares) and no Shares respectively, or 0%, 6 .8%, 0.5%, 0.5%, 0.0% and 0%, respectively, of the Company's issued and outstanding Shares.

                  By virtue of the fact that (i) the GAP Managing Members are the directors of GAP Bermuda GenPar and the senior executive officers (President, in the case of Mr. Denning, and Vice President, in the case of each of the other GAP Managing Members), (ii) GAP Bermuda GenPar is the general partner of GAP LP, (iii) the GAP Managing Members (other than certain managing members) are the general partners authorized and empowered

---------------------                                       --------------------
683715106                                                         Page 13 of 20
---------------------                                       --------------------


to vote and dispose of the securities held by GAPCO II, (iv) GAP is the sole member of GapStar and (v) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,846,084 Shares or 7.8% of the Company's issued and outstanding Shares.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of 3,846,084 Shares or 7.8%.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted in Item 5 above, GAP Bermuda GenPar is authorized and empowered to vote and dispose of the securities held by GAP LP, the GAP Managing Members (other than certain managing members) are authorized and empowered to vote and dispose of the securities held by GAPCO II, GAP is authorized and empowered to vote and dispose of the securities held by GapStar and the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG. Accordingly, GAP and the GAP Managing Members may, from time to time, consult

---------------------                                       --------------------
683715106                                                         Page 14 of 20
---------------------                                       --------------------


among themselves and coordinate the voting and disposition of the Shares as well as such other action taken on behalf of the Reporting Persons with respect to the Shares as they deem to be in the collective interest of the Reporting Persons.

                  In addition, GAP LP, GAPCO II, KG and GapStar executed a support letter, dated October 20, 2003, addressed to the Company's board of directors, pursuant to which, each of GAP LP, GAPCO II, KG and GapStar agreed, among other things, not to sell, assign, transfer or pledge (subject to certain exceptions) any of the Shares or warrants to purchase Shares received in the Tender Offer for a period of twelve months after the closing date of the Tender Offer. The support letter executed by GAP LP, GAPCO II, KG and GapStar was also executed by Ixos.

                  The foregoing summary of the support letter executed by each of GAP LP, GAPCO II, KG and GapStar and Ixos is qualified in its entirety by reference to Exhibit 2 which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                   Exhibit 1: Agreement relating to the filing of joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                   Exhibit 2: Support Letter, dated October 20, 2003, by GAP LP, GAPCO II, KG and GapStar to Open Text (filed as Exhibit 1 to the Amendment No.2 to the Schedule 13D filed by GAP regarding Ixos Software AG (File No. 005-54821)) is hereby incorporated by reference.

                   Exhibit 3: Power of Attorney, dated January 4, 2004, appointing Thomas J. Murphy,
                                      Attorney-in-Fact for GAP.

                   Exhibit 4: Power of Attorney, dated January 4, 2004, appointing Thomas J. Murphy,
                                      Attorney-in-Fact for GAPCO II.

---------------------                                       --------------------
683715106                                                         Page 15 of 20
---------------------                                       --------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004


                                     GENERAL ATLANTIC PARTNERS, LLC

                                     By:  /s/ Thomas J. Murphy
                                          -----------------------------------
                                          Name:  Thomas J. Murphy
                                          Title: Attorney-in-Fact


                                     GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                     By:  GAP (Bermuda) Limited,
                                          Its general partner

                                          By: /s/ Matthew Nimetz
                                              -------------------------------
                                              Name:  Matthew Nimetz
                                              Title: Vice President


                                     GAP (BERMUDA) LIMITED

                                     By:  /s/ Matthew Nimetz
                                          -----------------------------------
                                          Name:  Matthew Nimetz
                                          Title: Vice President


                                     GAPSTAR, LLC

                                     By:  General Atlantic Partners, LLC,
                                          Its sole member

                                          By: /s/ Thomas J. Murphy
                                              -------------------------------
                                              Name: Thomas J. Murphy
                                              Title:   Attorney-in-Fact


                                     GAP COINVESTMENT PARTNERS II, L.P.

                                     By:  /s/ Thomas J. Murphy
                                          -----------------------------------
                                          Name:  Thomas J. Murphy
                                          Title: Attorney-in-Fact

---------------------                                       --------------------
683715106                                                         Page 16 of 20
---------------------                                       --------------------


                                     GAPCO GMBH & CO. KG

                                     By:  GAPCO Management GmbH,
                                          Its general partner

                                          By: /s/ Matthew Nimetz
                                              -------------------------------
                                              Name:  Matthew Nimetz
                                              Title: Managing Director


                                     GAPCO MANAGEMENT GMBH

                                     By:  /s/ Matthew Nimetz
                                          -----------------------------------
                                          Name:  Matthew Nimetz
                                          Title: Managing Director